Exhibit 01

                                                                  [LOGO] ENERSIS

                                                    Santiago, December 26, 2003.
                                                             Ger. Gen. 192/2003.

Mister
Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Teatinos 120
Santiago

                                               REF.: Advice of an ESSENTIAL FACT

Dear Sir,

In accordance with Articles 9 and 10 section 2 of the Law No. 18.045, the provisions of the General Regulation No. 30 issued by that Superintendency, and acting according to the power of attorney unanimously granted to me by the members of the Company's Board of Directors at the meeting held on Tuesday November 25, I advise you of the following Essential Fact:

1. Enersis S.A. has prepaid, in its entirety, the syndicated loan previously outstanding with BBVA S.A., Dresdner Kleinwort Wasserstein, Salomon Smith Barney Inc. and Santander Central Hispano Investment Securities, together with other 27 institutions. The loan agreement was granted to the company on May 15, 2003 for an aggregate principal amount of approximate US$ 1,587 million. Upon making the above described prepayment all security interests granted by the company to the lenders were released, particularly, the equity collateral or pledge on capital stock of one of Enersis' subsidiaries, Chilectra S.A. and other pledges on various intercompany loans granted by Enersis S.A. in favor of Chilectra S.A.

2. The prepayment was made principally with funds obtained from a new sindicated credit agreement entered into by the company and Banco Bilbao Vizcaya Argentaria S.A., The Bank of Tokio-Mitsubishi, Ltd., Caja Madrid (Agency), Deustche Bank Securities Inc. and San Paolo Imi S.P.A., for US$ 500 million, dated November 14, 2003; the placement of Yankee Bonds in the United States market, dated November 24, 2003 for an amount of US$ 350 million and from other sources of cash. The Yankee Bonds were issued at a term of ten years with a bullet payment, under Rule 144 A at a rate of 7.375% per annum.

3. This refinance falls within the Financial Strengthening Plan adopted by the Company on October 4, 2002.

Yours faithfully,


                                        Mario Valcarce D.
                                        General Manager

c.c..:  Santiago Stock Exchange
        Electronic Stock Exchange of Chile
        Brokers Exchange of Valparaiso
        Risk Rating Commission